Exhibit 99.1

Unaudited Interim Report

for the nine-month period

ended 30 September 2026

The following is a review of our financial condition and results of operations as of 30 September 2026 and for the nine-month period ended 30 September 2026 and 2025, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2026, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risks and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2025 filed with the SEC on 3 March 2026 (“2025 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2025 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2026 and for the nine-month period ended 30 September 2026 and 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2026 and for the nine-month period ended 30 September 2026 and 2025. The reported numbers as of 30 September 2026 and for the nine-month period ended 30 September 2026 and 2025 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2026 and 2025 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been rounded to the nearest unit presented. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding. Percentage changes presented in the tables included in this report have been calculated using unrounded amounts and may differ from computations based on rounded amounts.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137,000 employees based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was USD 59.3 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2025 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

●

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

●

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

●

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

●	changes in government policies and currency controls;

●

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

●

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the People’s Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

●

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

●	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

●	failure to meet our expectations with respect to expansion plans, growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

●	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

●	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

●	changes in consumer preferences, spending and behavior;

●	changes in pricing environments;

●	volatility in the availability or prices of raw materials, commodities and energy;

●	damage to our reputation or the image and reputation of our brands;

●	difficulties in maintaining relationships with employees;

●	regional or general changes in asset valuations;

●	greater than expected costs (including taxes) and expenses;

●	climate change and other environmental concerns;

●

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

●	the outcome of pending and future litigation, investigations and governmental proceedings;

●	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

●	any inability to economically hedge certain risks;

●	inadequate impairment provisions and loss reserves;

●	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

●	other statements included in this document that are not historical; and

●	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by geopolitical instability and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2026 Compared to the Nine-Month Period Ended 30 September 2025

The table below presents our condensed consolidated results of operations for the nine-month period ended 30 September 2026 and 2025.

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025	Change

	(USD Million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	422,726	421,934	0.2
Revenue	48,439	43,764	10.7
Cost of sales	(20,912)	(19,198)	(8.9)
Gross profit	27,528	24,566	12.1
Selling, General and Administrative expenses	(14,897)	(13,347)	(11.6)
Other operating income/(expenses)	584	585	(0.2)
Exceptional items	3	(39)	-
Profit of the period	9,033	6,100	48.1
Profit from operations	13,218	11,766	12.3
Normalized EBITDA(2)	17,332	15,750	10.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer (primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages) and non-beer (primarily carbonated soft drinks and energy drinks) volumes. In addition, volumes include brands that we own or license, third-party brands that we brew and sell, and third-party products sold through our distribution network, particularly in Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025	Change

	(thousand hectoliters)		(%)(1)
North America	63,081	64,115	(1.6)
Middle Americas	114,946	110,818	3.7
South America	112,643	112,011	0.6
EMEA	69,850	69,073	1.1
Asia Pacific	61,955	65,665	(5.7)
Global Export and Holding Companies	251	252	(0.3)

Total	422,726	421,934	0.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2026 increased by 0.8 million hectoliters, or 0.2%, to 422.7 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2025, as a result of our performance mainly in Middle Americas.

The results for the nine-month period ended 30 September 2026 reflect the performance of our business after the completion of the following acquisitions and disposals we undertook in 2025 and 2026 (collectively, the “2025 and 2026 acquisitions and disposals”).

●

Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which we indirectly hold a 50% equity interest through our subsidiary Ambev, is accounted for as an associate using the equity method of accounting.

●	On 27 February 2026, we completed the acquisition of 85% of BeatBox Beverages, a ready-to-drink alcohol beverage business in the United States.

●

A series of other acquisitions and disposals, including the acquisition and termination of certain distribution rights in 2025. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Acquisitions, Divestitures and Other Arrangements” of our 2025 Annual Report for additional information.

Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our volumes increased by 0.7% in the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025. On the same basis, our beer volumes increased by 0.7% and our non-beer volumes increased by 0.3%.

North America

In the nine-month period ended 30 September 2026, our volumes in North America decreased by 1.0 million hectoliters, or 1.6%, compared to the nine-month period ended 30 September 2025. Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our total volumes decreased by 2.1% in the nine-month period ended 30 September 2026, compared to the same period last year.

In the United States1, our sales-to-retailers (“STRs”) decreased by 1.7% and our sales-to-wholesalers (“STWs”) declined by 2.1%. We expect our STRs and STWs to converge on a full year basis. Our market share momentum continued in the third quarter of 2026, with share gains in both beer and spirits. We have gained share of total alcohol for ten consecutive quarters and are the #1 share gainer for the nine-month period ended 30 September 2026. Our beer performance was led by Michelob Ultra and Busch Light, which were the top two volume share gainers in the industry, with Michelob Ultra ranking #1 for the last eight quarters. Our Beyond Beer portfolio continued to expand our total addressable market, led by Cutwater and Nutrl. We are the leader in no-alcohol beer, with our portfolio gaining share, led by Michelob Ultra Zero which was the #1 share gaining brand.

In Canada, our volumes declined by low-single digits amid a soft industry. Our portfolio gained share of both beer and Beyond Beer in the third quarter of 2026, according to our estimates, remaining the #1 share gainer in both categories for the nine-month period ended 30 September 2026. Performance was led by Michelob Ultra, Busch and Corona, which were the top three share gainers in the beer industry, according to our estimates, while our Beyond Beer portfolio delivered mid-single digits volume growth.

Middle Americas

In the nine-month period ended 30 September 2026, our volumes in Middle Americas increased by 4.1 million hectoliters, or 3.7%, compared to the nine-month period ended 30 September 2025. Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our total volumes increased by 5.6% in the nine-month period ended 30 September 2026, compared to the same period last year.

In Mexico, our volumes increased by low-single digits, outperforming the industry. Our above core beer portfolio led our performance, driven by Modelo, Pacifico and Michelob Ultra. We strengthened our leadership position in no-alcohol beer, with our portfolio growing volumes by high-thirties, led by Modelo Cero, Corona Cero and Michelob Ultra Zero. Our Beyond Beer portfolio grew volume by mid-twenties.

In Colombia, our volumes increased by high-single digits. Continued investment in our megabrands strengthened our portfolio brand power and drove broad-based growth across our portfolio. Volume grew across all price segments, with our business delivering record high volumes. Our above core beer portfolio led our performance, with high-single digit volume growth driven by Corona, and our mainstream beer portfolio continued to grow, delivering a high-single digit volume increase.

In Peru, our volumes increased by high-single digits, reaching record highs, with our portfolio estimated to have gained share of total alcohol. Performance was led by our mainstream beer brands and supported by triple-digit volume growth in our Beyond Beer portfolio.

In Ecuador, our volumes increased by mid-teens, reaching record highs, led by our above core beer portfolio.

South America

In the nine-month period ended 30 September 2026, our volumes in South America increased by 0.6 million hectoliters, or 0.6%, compared to the nine-month period ended 30 September 2025, with our beer volumes increasing by 1.6% and our non-beer volumes decreasing by 2.0%.

In Brazil, our volumes increased by low-single digits, with beer volumes increasing by 2.1% and non-beer volumes decreasing by 1.7%. Our portfolio continued to gain market share in the third quarter of 2026 in an industry that grew sales-

1 Unless otherwise indicated, industry data and market information relating to our operations in the United States (including market share and market position of our brands and portfolio) is based upon information obtained from Circana.

to-consumer volume by mid-single digits, according to Nielsen. Increased investment in our megabrands, innovation and mega platforms strengthened our portfolio brand power. Our premium and super premium beer portfolio led our performance, delivering high-teens volume growth and reinforcing our leadership position in the premium segment. We are leading the industry in Balanced Choices, with our no-alcohol beer portfolio growing volumes in the high-twenties and Stella Artois Pure Gold and Michelob Ultra delivering triple-digit growth. Our Beyond Beer portfolio delivered high-twenties volume growth.

In Argentina, our volumes declined by low-single digits, as overall consumer demand continued to be constrained by an unfavorable macro environment.

EMEA

In the nine-month period ended 30 September 2026, our volumes in EMEA increased by 0.8 million hectoliters, or 1.1%, compared to the nine-month period ended 30 September 2025. Excluding volume changes attributable to 2025 and 2026 acquisitions and disposals and changes in presentation in Europe, our total volumes increased by 1.6% in the nine-month period ended 30 September 2026, compared to the same period last year.

In Europe, our volumes grew slightly, and we estimate that we gained or maintained share in a majority of our key markets. The beer industry remained resilient, estimated to have gained share of alcohol beverages in all of our key markets in the third quarter of 2026. Our megabrands led our performance, with Corona delivering mid-teens volume growth. We successfully activated the Milano Cortina 2026 Winter Olympics and created golden moments for consumers, with Corona and Corona Cero accounting for 60% of all beverages sold in Olympic venues during the event. We also successfully activated Roland Garros with Stella Artois and launched Stella Artois Strawberries & Cream ahead of Wimbledon. We continued to connect our brands with consumers at key moments in music and culture through our partnerships with Live Nation and Tomorrowland. We expanded our portfolio through innovation, increasing the availability of Flying Fish across Europe and Modelo Especial in the UK. Momentum of our no-alcohol beer portfolio continued, with volumes growing by high-teens, led by Corona Cero.

In South Africa, our volumes increased by low-single digits. The beer and Beyond Beer industry continued to grow and gain share of alcohol beverages in the first nine months of 2026, according to our estimates. Consistent execution of our strategy and increased portfolio power drove record high third quarter volumes for our business. Growth was led by our premium and super premium beer portfolio, which increased volume by high-twenties and gained share of the segment in the first nine months of 2026, compared to the same period last year. Our Beyond Beer portfolio continued to outperform the category, delivering low-twenties volume growth.

In Nigeria, our volumes declined by low-single digits, impacted by a soft consumer environment.

In our other markets in Africa, our volumes grew by mid-single digits, driven by Tanzania, Mozambique and Uganda.

Asia Pacific

For the nine-month period ended 30 September 2026, our volumes decreased by 3.7 million hectoliters, or 5.7%, compared to the nine-month period ended 30 September 2025.

In China, our volumes declined by 9.7% in an industry that declined by mid-single digits, according to our estimates. Our volume performance in the third quarter of 2026 was estimated to be below the industry, impacted by region and channel mix and inventory management. While our overall results were below potential, we saw progress in areas of strategic focus. Our market share trend in the in-home channel was estimated to have improved compared to last year, supported by increased portfolio brand power, continued momentum in our super premium and core plus brands and double-digit growth in the online-to-offline (“O2O”) channel in the third quarter of 2026. We continue to invest in our megabrands and commercial capabilities while adapting our route-to-market to ongoing channel shifts in the industry.

In South Korea, our volumes declined by low-single digits, estimated to have outperformed a soft industry, with performance led by our premium beer brands. We continued to expand our portfolio in Beyond Beer, with the launch of Nutrl and Chalrang Soju.

Global Export and Holding Companies

For the nine-month period ended 30 September 2026, Global Export and Holding Companies volumes decreased by 0.3% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2026 as compared to our revenue for the nine-month period ended 30 September 2025:

	$		$		$
	Nine-month period ended 30 September 2026		Nine-month period ended 30 September 2025		Change

	(USD million)				(%)(1)
North America		11,225		10,973	2.3
Middle Americas		14,827		12,449	19.1
South America		9,581		8,309	15.3
EMEA		7,611		6,978	9.1
Asia Pacific		4,534		4,641	(2.3)
Global Export and Holding Companies		660		416	58.7

Total		48,439		43,764	10.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 48,439 million for the nine-month period ended 30 September 2026. This represented an increase of USD 4,675 million, or 10.7% compared to our consolidated revenue for the nine-month period ended 30 September 2025 of USD 43,764 million.

The results for the nine-month period ended 30 September 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “Hyperinflationary Price Cap”)2), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

●

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 125 million on our consolidated revenue for the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025.

●

Our consolidated revenue for the nine-month period ended 30 September 2026 also reflects a positive currency translation impact of USD 2,445 million mainly arising from currency translation effects in Middle Americas, South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation, our revenue increased by 5.4% and by 4.3% on a per hectoliter basis in the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025, driven by the volume growth discussed above as well as revenue growth management and positive mix from premiumization and Beyond Beer. This increase was most significant in Middle Americas and South America.

As of 30 September 2026, BEES was live in 30 markets with 73% of our revenues captured through B2B digital platforms. In the nine-month period ended 30 September 2026, BEES reached USD 46 billion in gross merchandise value (“GMV”), compared to USD 37 billion in the same period last year. BEES Marketplace reached USD 3.7 billion in GMV from third-party products for the nine-month period ended 30 September 2026 compared to USD 2.4 billion in the same period last year.

Additionally, our digital direct-to-consumer megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, served 13 million active consumers and delivered USD 462 million in revenue in the nine-month period ended 30 September 2026 compared to USD 389 million in the same period last year.

2 Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2026 as compared to the nine-month period ended 30 September 2025:

	$		$		$
	Nine-month period ended 30 September 2026		Nine-month period ended 30 September 2025		Change

	(USD million)				(%)(1)
North America		(4,472)		(4,447)	(0.6)
Middle Americas		(5,036)		(4,393)	(14.6)
South America		(4,727)		(4,176)	(13.2)
EMEA		(3,802)		(3,523)	(7.9)
Asia Pacific		(2,138)		(2,174)	1.7
Global Export and Holding Companies		(737)		(484)	(52.3)

Total		(20,912)		(19,198)	(8.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 20,912 million for the nine-month period ended 30 September 2026. This represented an increase of USD 1,714 million, or 8.9% compared to our consolidated cost of sales for the nine-month period ended 30 September 2025.

The results for the nine-month period ended 30 September 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals, as well as changes in classification and (ii) currency translation effects.

●

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and the changes in classification had a positive impact of USD 32 million on our consolidated cost of sales for the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025.

●

Our consolidated cost of sales for the nine-month period ended 30 September 2026 also reflects a negative currency translation impact of USD 1,010 million mainly arising from currency translation effects in Middle Americas, South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals, changes in classification and currency translation effects, our consolidated cost of sales increased by USD 737 million or 3.9%, partially impacted by the increase in volumes discussed above. On the same basis, our consolidated cost of sales increased by 2.3% on a per hectoliter basis, driven by commodity cost and transactional FX headwinds. This increase was most significant in South America and Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2026 as compared to the nine-month period ended 30 September 2025. Our operating expenses do not include exceptional expenses, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2026 were USD 14,312 million, representing an increase of USD 1,551 million, or 12.2%, compared to our operating expenses for the same period in 2025.

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025	Change

	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(14,897)	(13,347)	(11.6)
Other Operating Income/(Expenses)	584	585	(0.2)

Total Operating Expenses	(14,312)	(12,761)	(12.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2026 as compared to the nine-month period ended 30 September 2025:

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025	Change

	(USD million)		(%)(1)
North America	(3,478)	(3,295)	(5.5)
Middle Americas	(3,399)	(2,858)	(18.9)
South America	(2,920)	(2,553)	(14.4)
EMEA	(2,389)	(2,131)	(12.1)
Asia Pacific	(1,559)	(1,487)	(4.9)
Global Export and Holding Companies	(1,151)	(1,023)	(12.5)

Total	(14,897)	(13,347)	(11.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 14,897 million for the nine-month period ended 30 September 2026. This represented an increase of USD 1,550 million, or 11.6%, as compared to the nine-month period ended 30 September 2025.

The results for the nine-month period ended 30 September 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

●

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 139 million on our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025.

●

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2026 also reflect a negative currency translation impact of USD 653 million mainly arising from currency translation effects in Middle Americas, South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 5.7%, as we increased our sales and marketing investments in our megabrands and mega platforms, including the Winter Olympics, Roland Garros, Wimbledon and the FIFA World Cup.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2026 as compared to the nine-month period ended 30 September 2025:

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025	Change

	(USD million)		(%)(1)
North America	24	26	(7.9)
Middle Americas	(5)	15	-
South America	386	302	27.9
EMEA	123	159	(22.6)
Asia Pacific	48	73	(34.3)
Global Export and Holding Companies	8	11	(22.1)

Total	584	585	(0.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the nine-month period ended 30 September 2026 was USD 584 million. This represented a decrease of USD 1 million, or 0.2%, as compared to the nine-month period ended 30 September 2025.

The results for the nine-month period ended 30 September 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

●

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a positive impact of USD 13 million on our net consolidated other operating income and expenses for the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025.

●

Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2026 also reflect a positive currency translation impact of USD 38 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals, and currency translation effects, our net consolidated other operating income decreased by 9.2%, mainly impacted by lower disposals of non-core assets in the nine-month period ended 30 September 2026 compared to the same period last year.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the nine-month period ended 30 September 2026, exceptional items included in profit from operations consisted of restructuring expenses, business and asset disposal (including impairment losses) and acquisition-related costs. Exceptional items were as follows for the nine-month period ended 30 September 2026 and 2025:

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025

	(USD million)
Restructuring	(56)	(68)
Business and asset disposal (including impairment losses)	73	47
Acquisition-related costs (business combinations)	(14)	-
Claims and legal costs	-	(18)

Total	3	(39)

Restructuring

Exceptional restructuring expenses amounted to a net expense of USD 56 million for the nine-month period ended 30 September 2026 as compared to a net expense of USD 68 million for the nine-month period ended 30 September 2025. These expenses primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

Business and asset disposal (including impairment losses)

Business and asset disposals (including impairment losses) amounted to a net gain of USD 73 million for the nine-month period ended 30 September 2026, mainly related to the gain on the sale of a Newark brewery in the United States, as well as impairment of non-core assets, as compared to a net gain of USD 47 million for the nine-month period ended 30 September 2025, mainly related to a gain recognized upon the disposal of assets held for sale in Barbados and other Caribbean islands, as well as impairment of non-core assets.

Acquisition-related costs (business combinations)

Acquisition-related costs (business combinations) amounted to a net expense of USD 14 million for the nine-month period ended 30 September 2026, related to legal and advisory fees in relation to the acquisition of BeatBox.

Claims and legal costs

We recorded exceptional claim and legal costs of USD 18 million for the nine-month period ended 30 September 2025. Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea, reported a USD 66 million exceptional expense relating to a customs audit claim during the year ended 31 December 2023. During the nine-month period ended 30 September 2025, OB reported an USD 18 million exceptional expense related to these customs audit claims for the remaining audit periods.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2026 as compared to the nine-month period ended 30 September 2025:

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025	Change

	(USD million)		(%)(1)
North America	3,415	3,251	5.0
Middle Americas	6,365	5,276	20.6
South America	2,300	1,865	23.4
EMEA	1,523	1,493	2.0
Asia Pacific	878	1,015	(13.5)
Global Export and Holding Companies	(1,264)	(1,134)	(11.4)

Total	13,218	11,766	12.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 13,218 million for the nine-month period ended 30 September 2026. This represented an increase of USD 1,452 million, or 12.3%, as compared to our profit from operations for the nine-month period ended 30 September 2025.

The results for the nine-month period ended 30 September 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals, as well as changes in classification, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

●

The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and the changes in classification negatively impacted our consolidated profit from operations by USD 217 million for the nine-month period ended 30 September 2026 compared to the nine-month period ended 30 September 2025.

●	Our consolidated profit from operations for the nine-month period ended 30 September 2026 also reflects a positive currency translation impact of USD 813 million.

●

Our profit from operations for the nine-month period ended 30 September 2026 had a positive impact of USD 3 million due to certain exceptional items, as compared to a negative impact of USD 39 million for the nine-month period ended 30 September 2025. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the nine-month period ended 30 September 2026 and 2025.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals, changes in classification and currency translation effects, our profit from operations increased by 7.4% driven by revenue growth, partially offset by transactional FX headwinds and commodities cost increase as well as increased sales and marketing investments. This increase was most significant in Middle Americas and South America.

Net Finance Income/(Expense)

Our net finance income/(expense) items were as follows for the nine-month period ended 30 September 2026 and 30 September 2025:

	$		$		$
	Nine-month period ended 30 September 2026		Nine-month period ended 30 September 2025		Change

	(USD million)				(%)(1)
Net interest expense		(1,796)		(1,959)	8.3
Accretion expense and interest on pensions		(558)		(580)	3.8
Other financial results		(662)		(672)	1.5
Net finance expense before exceptional finance results		(3,015)		(3,210)	6.1

Mark-to-market		1,233		(608)	-
Gain/(loss) on bond redemption and other		10		29	(66.6)
Exceptional net finance income/(expense)		1,242		(580)	-

Net finance income/(expense)		(1,773)		(3,790)	53.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance expense for the nine-month period ended 30 September 2026 was USD 1,773 million, as compared to a net finance expense of USD 3,790 million for the nine-month period ended 30 September 2025, representing an expense reduction of USD 2,017 million.

The net finance expense before exceptional financial results decreased from USD 3,210 million for the nine-month period ended 30 September 2025 to USD 3,015 million for the nine-month period ended 30 September 2026.

Exceptional net finance income/(expense) includes a positive mark-to-market adjustment of USD 1,233 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 608 million for the nine-month period ended 30 September 2025.

Other exceptional net finance income/(expense) for the nine-month period ended 30 September 2026 included a gain of USD 10 million from the remeasurement of deferred considerations related to acquisitions completed in prior years, and a gain of USD 29 million related to the completion of tender offers of notes issued by certain of our subsidiaries for the nine-month period ended 30 September 2025.

The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025
Share price at the start of the nine-month period (in euro)	54.90	48.25
Share price at the end of the nine-month period (in euro)	65.32	50.8
Number of derivative equity instruments at the end of the period (in millions)	90.5	100.5

Share of Results of Associates

Our share of results of associates for the nine-month period ended 30 September 2026 was USD 244 million as compared to USD 246 million for the nine-month period ended 30 September 2025.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the nine-month period ended 30 September 2025 was USD 9 million income from our associate Anadolu Efes.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2026 was USD 2,656 million, with an effective tax rate of 23.2%, as compared to an income tax expense of USD 2,130 million and an effective tax rate of 26.7% for the nine-month period ended 30 September 2025.

The 2026 effective tax rate was positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB, while the 2025 effective tax rate was negatively impacted by non-deductible losses from these derivatives. Furthermore, the 2025 effective tax rate included USD 56 million exceptional tax income reflecting mainly USD 66 million exceptional tax income resulting from the renegotiation of the terms of the 2017 Brazilian Federal Tax Regularization Program.

Profit of the Period

Profit for the nine-month period ended 30 September 2026 was USD 9,033 million compared to USD 6,100 million for the same period in 2025. The increase in profit of the period for the nine-month period ended 30 September 2026 was primarily due to the increase in profit from operations and the decrease in net finance expense.

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025

	(USD million)
Profit attributable to non-controlling interests	1,123	1,222
Profit attributable to equity holders of AB InBev	7,910	4,878

Profit of the period	9,033	6,100

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,123 million for the nine-month period ended 30 September 2026, a decrease of USD 99 million from USD 1,222 million for the nine-month period ended 30 September 2025.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2026 was USD 7,910 million compared to USD 4,878 million for the same period in 2025.

Basic earnings per share of USD 4.01 for the nine-month period ended 30 September 2026 is based on 1,973 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the nine-month period ended 30 September 2026 was USD 6,710 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

Underlying EPS for the nine-month period ended 30 September 2026 was USD 3.40. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2026 was primarily due to the increase in profit from operations and the decrease in net finance expense in the nine-month period ended 30 September 2026 compared to the same period in 2025.

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025

	(USD million)
Profit attributable to equity holders of AB InBev	7,910	4,878
Exceptional items, before taxes	(3)	39
Exceptional net finance (income)/expense, before taxes	(1,242)	580
Exceptional share of results of associates	-	(9)
Exceptional taxes	(5)	(56)
Exceptional non-controlling interest	(7)	39
Hyperinflation impacts	57	54

Underlying profit, attributable to equity holders of AB InBev (1)	6,710	5,526

Note:

(1)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Profit Attributable to Our Equity Holders” of our 2025 Annual Report for additional information on our definition and use of Underlying profit, attributable to equity holders of AB InBev.

	Nine-month period ended 30 September 2026	Nine-month period ended 30 September 2025

	(USD per share)
Basic earnings per share	4.01	2.46
Exceptional items, before taxes	(0.00)	0.02
Exceptional net finance (income)/expense, before taxes	(0.63)	0.29
Exceptional share of results of associates	-	(0.00)
Exceptional taxes	(0.00)	(0.03)
Exceptional non-controlling interest	(0.00)	0.02
Hyperinflation impacts	0.03	0.03

Underlying EPS (1)	3.40	2.78

Note:

(1)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Profit Attributable to Our Equity Holders” of our 2025 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 1,973 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2026 (30 September 2025: 1,986 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the nine-month period ended 30 September 2026 as compared to the nine-month period ended 30 September 2025:

	$		$		$
	Nine-month period ended 30 September 2026		Nine-month period ended 30 September 2025		Change

	(USD million)				(%)(1)
Profit attributable to equity holders of AB InBev		7,910		4,878	62.2
Profit attributable to non-controlling interests		1,123		1,222	(8.1)

Profit of the period		9,033		6,100	48.1
Net finance expense		1,773		3,790	53.2
Income tax expense		2,656		2,130	(24.7)
Share of results of associates		(244)		(246)	(0.5)
Exceptional share of results of associates		-		(9)	-

Profit from operations		13,218		11,766	12.3
Exceptional items		(3)		39	-
Profit from operations, before exceptional items(2)		13,215		11,805	11.9

Depreciation, amortization and impairment		4,117		3,945	(4.4)

Normalized EBITDA(3)		17,332		15,750	10.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Profit from operations, before exceptional items, is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Normalized EBITDA” of our 2025 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Normalized EBITDA” of our 2025 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 17,332 million for the nine-month period ended 30 September 2026. This represented an increase of USD 1,582 million, or 10.0%, as compared to our Normalized EBITDA for the nine-month period ended 30 September 2025.

The results for the nine-month period ended 30 September 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), the performance of our business after the completion of the acquisitions and disposals we undertook in 2025 and 2026, as well as changes in classification and (ii) currency translation effects, including the impact of hyperinflation accounting.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals, changes in classification and currency translation effects, our Normalized EBITDA increased by 5.0%, driven by revenue growth, partially offset by transactional FX headwinds and commodities cost increase as well as increased sales and marketing investments.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentine subsidiaries.

The results for the nine-month period ended 30 September 2026 were translated at the September 2026 closing rate of 1,515.78 Argentine pesos per U.S. dollar. The results for the nine-month period ended 30 September 2025 were translated at the September 2025 closing rate of 1,367.12 Argentine pesos per U.S. dollar.

The impact of hyperinflation accounting for the nine-month period ended 30 September 2026 amounted to USD 161 million decrease in revenue and represented a negative impact of USD 0.03 on basic earnings per share.

Recent events

Interim dividend

On 28 October 2026, the AB InBev Board of Directors approved an interim dividend of EUR 0.40 per share for the fiscal year 2026. In line with the company’s financial discipline and deleveraging objectives, the interim dividend balances the company’s capital allocation priorities and dividend policy while returning cash to shareholders. A timeline showing the ex-dividend, record and payment dates can be found below:

	Ex-dividend date	Record Date	Payment date
Euronext	19 November 2026	20 November 2026	23 November 2026
MEXBOL	19 November 2026	20 November 2026	23 November 2026
JSE	18 November 2026	20 November 2026	23 November 2026
NYSE (ADR program)	20 November 2026	20 November 2026	16 December 2026
Restricted Shares	19 November 2026	20 November 2026	23 November 2026